UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ACCURIDE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00439T107

(CUSIP Number)

Robert E. Davis

Richard E. Maybaum

Cetus Capital, LLC

Littlejohn Fund III, L.P.

Littlejohn Associates III, L.L.C.

Cetus Capital II, LLC

Littlejohn Fund IV, L.P.

Littlejohn Associates IV, L.L.C.

Littlejohn Opportunities Master Fund LP

SG Distressed Fund, LP

Littlejohn Opportunities GP LLC

Cetus Capital III, L.P.

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

September 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,375,763

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,375,763

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,375,763

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.92% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,375,763

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,375,763

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,375,763

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.92% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates III, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,375,763

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,375,763

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,375,763

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.92% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,182,716

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,182,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,182,716

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.67% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,182,716

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,182,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,182,716

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.67% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates IV, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,182,716

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,182,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,182,716

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.67% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,153,655

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,153,655

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,655

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.39% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons SG Distressed Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 477,801

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 477,801

11	Aggregate Amount Beneficially Owned by Each Reporting Person 477,801

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.99% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,631,456

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,631,456

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,456

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.38% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons Robert E. Davis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 137,850(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 137,850(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 137,850(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.29% (2)

14	Type of Reporting Person IN

(1)   Includes (a) 10,000 shares of common stock of the Issuer underlying an unvested RSU granted to the Reporting Person on March 6, 2013 and (b) 16,402 shares of common stock of the Issuer underlying an unvested RSU granted to the Reporting Person on March 10, 2016, in each case, the vesting of which is expected to be accelerated upon the closing of the Merger (as defined below), which closing may occur within 60 days.

(2)   This value is based on (a) 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016 plus (b) the 26,402 shares of common stock of the Issuer underlying the unvested RSUs referred to in footnote (1) above.

CUSIP No. 00439T107

1	Name of Reporting Persons Richard E. Maybaum

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,650

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,650

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,650

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.02% (1)

14	Type of Reporting Person IN

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,781

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,781

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,781

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.03% (1)

14	Type of Reporting Person OO

(1) This value is based on 48,242,482 shares of common stock of the Issuer outstanding as of July 21, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 13, 2012, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 20, 2012 (“Amendment No. 1”), Amendment No. 2 filed with the Securities and Exchange Commission on November 15, 2013 (“Amendment No. 2”), and Amendment No. 3 filed with the Securities and Exchange Commission on December 5, 2013 (“Amendment No. 3” and, together with Amendment No. 1, Amendment No. 2, and this Amendment No. 4, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Shares”), of Accuride Corporation, a Delaware corporation (the “Issuer”).  Items 2, 4, 5 and 7 are hereby amended and supplemented as set forth below.

Item 2.         Identity and Background

(a) This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i)     Cetus Capital, LLC, a Delaware limited liability company (“Cetus”), is a single member LLC whose only member is Littlejohn Fund III, L.P., a Delaware limited partnership, and whose manager is Littlejohn & Co., LLC, a Delaware limited liability company.

(ii)      Littlejohn Fund III, L.P. (“Littlejohn Fund III”), whose general partner is Littlejohn Associates III.

(iii)     Littlejohn Associates III.

(iv)    Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership, and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(v)     Littlejohn Fund IV, L.P. (“Littlejohn Fund IV”), whose general partner is Littlejohn Associates IV.

(vi)    Littlejohn Associates IV.

(vii)   Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“Littlejohn Opportunities Master Fund”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company (“Littlejohn Opportunities GP”).

(viii)  SG Distressed Fund, LP, a Delaware limited partnership (“SG Distressed Fund”), whose general partner is Littlejohn Opportunities GP.

(ix)    Littlejohn Opportunities GP.

(x)     Robert E. Davis.

(xi)    Richard E. Maybaum.

(xii)   Cetus Capital III, L.P., a Delaware limited partnership (“Cetus III”), whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company.

(b) The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c) Cetus, Cetus II, Cetus III, Littlejohn Opportunities Master Fund and SG Distressed Fund are private investment vehicles engaged in investing in debt and equity instruments.  Littlejohn Fund III and Littlejohn Fund IV are principally engaged in the business of investing and managing private equity investments.  The principal business of Littlejohn Associates III is to act as the general partner of Littlejohn Fund III.  The principal business of Littlejohn Associates IV is to act as the general partner of Littlejohn Fund IV.  The principal business of Littlejohn Opportunities GP is to act as the general partner of Littlejohn Opportunities Master Fund and SG Distressed Fund. Robert E. Davis and Richard E. Maybaum are the portfolio managers for Cetus, Cetus II, Cetus III, Littlejohn Opportunities Master Fund and SG Distressed Fund.

(d) – (e)  During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Cetus and Cetus II are Delaware limited liability companies. Littlejohn Fund III, SG Distressed Fund, Cetus III and Littlejohn Fund IV are Delaware limited partnerships. Littlejohn Associates III and Littlejohn Associates IV are Delaware limited liability companies.  Littlejohn Opportunities Master Fund is a Cayman Islands limited partnership.  Littlejohn Opportunities GP is a Delaware limited liability company.

Item 4.         Purpose of Transaction

Item 4 is hereby supplemented by adding the following additional information:

On September 2, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Armor Parent Corp., a Delaware corporation (“Parent”), and Armor Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are subsidiaries of investment funds advised by Crestview Partners, L.L.C., a New York-based private equity firm (“Crestview”). The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger, pursuant to the Merger Agreement, all issued and outstanding shares of the Issuer’s common stock shall be automatically converted into the right to receive $2.58 in cash, without interest.  If the Merger is consummated, the Company Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended, and the Issuer will be privately held by Parent.

As a condition to Parent entering into the Merger Agreement, each of the Reporting Persons entered into a voting agreement with Parent (the “Voting Agreement”), with respect to the Shares beneficially owned by the Reporting Persons, as set forth in the Voting Agreement (collectively, the “Voting Agreement Shares”).

Pursuant to the Voting Agreement, each of the Reporting Persons has agreed, among other things, to vote all Voting Agreement Shares in favor of the Merger. Each of the Reporting Persons has also agreed during the term of the Voting Agreement not to, except to the extent requested by the Company and the Company is otherwise permitted to take such actions pursuant to the Merger Agreement, (i) (a) initiate, solicit, facilitate or knowingly encourage the making of any Acquisition Proposal (as defined in the Voting Agreement) from third parties, (b) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding any Acquisition Proposal or (c) furnish or provide any nonpublic information in connection with any Acquisition Proposal and (ii) (a) solicit proxies or participate in a solicitation in opposition to the Merger, or otherwise encourage, advise or assist any third party in taking or planning any action which would reasonably be expected to compete, impede or interfere with the consummation of the Merger, (b) encourage, initiate or cooperate in a stockholder’s vote in opposition to or in competition with the consummation of the Merger, (c) become a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act) with respect to any voting securities of the Company for the purpose of opposing or competing with the consummation of the Merger or (d) unless required by applicable law, make any press release, public announcement or other non-confidential communication with respect to the business or affairs of the Company or Parent, without the prior written consent of Parent.  The Reporting Persons have also agreed that they and their affiliates will not make (or participate as an investor or financing source in) any Acquisition Proposal. The Voting Agreement will terminate upon the earliest of (i) the Effective Time (as defined in the Voting Agreement), (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date on which the Board (as defined in the Voting Agreement) makes a Change of Board Recommendation (as defined in the Voting Agreement), (iv) the date on which any amendment of, modification to or waiver under the Merger Agreement is entered into or given that is adverse in any material respect to the Reporting Persons without the Reporting Persons’ prior written consent and (v) February 23, 2017.

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit A and incorporated by reference in its entirety into this Item 4.

The Reporting Persons expressly disclaim any group membership with Crestview or its affiliates for purposes of Section 13(d) of the Exchange Act or otherwise.  Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer

(a) – (b) As of July 21, 2016, the number of shares of the Issuer’s common stock outstanding was 48,242,482 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2016.  As of the date hereof, the Reporting Persons are the beneficial owners of 8,353,216 Shares, which constitutes 17.31% of the Issuer’s outstanding shares of common stock.  Each of Cetus, Littlejohn Fund III and Littlejohn Associates III has the shares power to vote and shares power to dispose of 2,375,763 Shares.  Each of Cetus II, Littlejohn Fund IV and Littlejohn Associates IV has the shared power to vote and shared power to dispose of 4,182,716 Shares.  Each of Littlejohn Opportunities Master Fund and Littlejohn Opportunities GP has the shared power to vote and shared power to dispose of 1,153,655 Shares.  Each of SG Distressed Fund and Littlejohn Opportunities GP has the shared power to vote and sole power to dispose of 477,801 Shares.  Robert E. Davis has the shared power to vote and the shared power to dispose of 137,850 Shares.  Richard E. Maybaum has the shared power to vote and the shared power to dispose of 8,650 Shares.  Cetus III has the shared power to vote and the shared power to dispose of 16,781 Shares.

(c)  Except as set forth herein, there have been no transactions with respect to the Shares during the sixty days prior to the date of this statement by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit A: Voting Agreement, dated as of September 2, 2016, between the Reporting Persons and Parent (incorporated by reference to Exhibit 99.1 to the first Form 8-K of Accuride Corporation filed with the SEC on September 2, 2016 )

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2016	/s/ Robert E. Davis
Robert E. Davis

Dated: September 8, 2016	/s/ Richard E. Maybaum
Richard E. Maybaum

Dated: September 8, 2016	Cetus Capital, LLC

By: Littlejohn Fund III, L.P., manager
By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: September 8, 2016	Littlejohn Fund III, L.P.

By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: September 8, 2016	Littlejohn Associates III, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: September 8, 2016	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: September 8, 2016	Littlejohn Fund IV, L.P.

By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: September 8, 2016	Littlejohn Associates IV, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: September 8, 2016	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

SG Distressed Fund, LP
Dated: September 8, 2016
By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: September 8, 2016	Littlejohn Opportunities GP LLC

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: September 8, 2016	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory